Exhibit 99.1

Following the Signing of the Power Station Sale Agreement with
Lian Tat, Eco Wave Power’s CEO Arrives for an Official Site Visit on
the East Coast of Taiwan

Inna Braverman, Founder and CEO of Eco Wave Power arrived for an Official Visit of the Site,
Where Eco Wave Power’s technology will be Installed, as Part of the Agreement Entered into
Between the Parties Earlier this Month.

Taipei, Taiwan (October 10, 2024) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy technology company, announced today that following the signing of the agreement for the sale of the first wave energy generation unit to I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company (“Lian Tat”), a leading maritime engineering company, the Chief Executive Officer of Eco Wave Power, Ms. Inna Braverman arrived for an official site visit to the planned installation site for Eco Wave Power’s technology on the east coast of Taiwan.

Ms. Braverman was accompanied by representatives from I-Ke, among which Sung Chang Hung, Director of Business Development, Wang Chu Cheng, Site Manager and Mechanical Engineer, and Lee Yu Ting, Project Manager, who presented their installation plans and timeline.

During the site visit, Ms. Braverman also met with the representatives of the Port where the project is set to be installed, who conveyed their excitement about this landmark project.

As communicated earlier this month, I-Ke will be providing the full financing for the 100KW pilot project by buying a turnkey conversion unit from Eco Wave Power. Meaning that Eco Wave Power will sell to I-Ke the conversion unit for the 100KW wave energy power station, which shall include all the hydraulic and electric conversion parts, coupled with the smart control and automation system, while I-Ke will locally produce the floaters, hydraulic cylinders and all other components of the technology which are located on the seaside of the marine structure.

I-Ke believes that this will position Taiwan as the hub for later stage expansion into other Asia-Pacific regions.

According to a press statement made by I-Ke, the first stage of the project will be the development of a 20 MW wave energy power station in Taiwan, that will begin with a 100-kW pilot and expand in stages to a total targeted installed commercial capacity of 400 MW.

Mr. CY Huang, the Chairman of Lian Tat and a respected leader in the maritime space, which has long advocated for and helped to bring clean energy to Taiwan, commented as follows: “We entered an MOU with Eco Wave Power in 2023, and entered into a Final Agreement a few days ago. In the time that has passed, we have selected a site for the first 100KW demonstration in Taiwan and explored additional 83 potential sites all over the Taiwanese coastline for the commercial implementation of Eco Wave Power’s technology in the future. I hope and believe that we will keep the momentum going, with the support of Eco Wave Power, the Port and the Government of Taiwan”.

Ms. Inna Braverman, Founder and CEO of Eco Wave Power commented as follows: “I am very excited to visit the first deployment site for Eco Wave Power’s technology in Taiwan, which is also expected to be our first deployment site in Asia. I am very impressed with the progress achieved by Lian Tat and I-Ke in such a short time frame and I would like to extend my gratitude to Mr. Huang, the Port, and the Government of Taiwan for enabling for the implementation of our innovative and groundbreaking project in Taiwan”.

During Ms. Braverman’s official visit to Taiwan she has also presented Eco Wave Power’s technology during the prestigious Taiwan Energy & Net Zero Conference and personally presented the Company’s technology to Mr. Yu Zheng Wei, the Head of Taiwan’s Energy Bureau, and Mrs. Wang Mei Hua, Taiwan’s former Minister for Economic Affairs.

Mr. Yu Zheng Wei and Mrs. Wang Mei Hua both conveyed significant interest in Eco Wave Power and I-Ke’s upcoming wave energy project in Taiwan.

Next week, Ms. Braverman will visit Singapore and India, where she will hold meetings with the Singapore Navy and a large Fortune 500 petroleum company from India, with the goal of further reinforcing Eco Wave Power’s presence in the Asian market.

About Lian Tat Company

Lian Tat Company (“LTC”) was established in March 12, 1959. Since its inception, it has been acting as a resource integrator by sourcing machinery tools and turnkey equipment from Europe and USA to assist the industrialization of local companies.

Since 1980, LTC expanded its business scope to source diesel engines for marine and power plant applications by associating with leading brands such as MAN, MTU, and Alstom. Its customers include the Taiwanese Navy, Customs, and Coast Guard, the Taiwan Power Company, shipping companies, such as Evergreen, and ferry owners and operators.

Establishing a full-fledged marine engine service workshop in 1994, LTC set a new milestone in its history. With establishment of the workshop, and a strong service team providing timely on-site and workshop service, LTC has created unparalleled sales and service records for the fleets of Taiwanese Navy and Coast Guard.

More recently, LTC has undergone a transformation and ventured into new industries, such as renewable energy and offshore wind power maritime engineering. Its objective is to synergize with the domestic maritime industry by integrating talent and resources, while also forging collaborative partnerships.

About I-Ke International Ocean Energy

I-Ke International Ocean Energy is a wholly owned subsidiary of Lian Tat Company. It benefits from the maritime expertise of its parent company and aims to introduce commercial wave power generation equipment domestically. Its mission is to promote clean and pollution-free green energy in Taiwan.

Chairman CY Huang of Lian Tat Company established I-Ke International Ocean Energy in 2023, and it specializes in the development, execution, construction, and operation of wave power projects in Taiwan. Last year, upon signing the MoU with Eco Wave Power, it immediately began evaluating wave power generation projects, negotiated the installation location as well as collected data on 83 to 100 other potential sites in Taiwan, including offshore islands.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity.

Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company owns and operates a grid connected wave energy project in Israel, with co-investment from EDF Renewables IL and the Israeli Energy Ministry, which recognized Eco Wave Power’s technology as “Pioneering Technology.” The Israeli wave energy project marks the first grid-connected wave energy system in Israel’s history.

Eco Wave Power will soon commence the installation of its third and fourth wave energy projects, in the Port of Los Angeles, and in Portugal. The Company also holds a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program and was honored with the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com

For more information, please contact the Company at:

info@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the planned installation of the 100KW pilot project, the terms of the finalized agreement in relation to the pilot project, the belief that this pilot project will position Taiwan as the hub for later stage expansion into other Asia-Pacific regions, and the belief that the parties will continue to work towards implementing their goals. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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